UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB Amendment 1

                            Orange Productions, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

           Securities to be registered under Section 12(b) of the Act:

FLORIDA                                              65-0790763
----------------------------                 ------------------------------
(State or other jurisdiction  of           (I.R.S. Employer Identification No.)
incorporation or organization )

222 Lakeview Avenue, Suite 113
West Palm Beach, FL                                  33401
-----------------------------                 -----------------------------
(Address of principal place of business)             (Zip Code)

Issuer's telephone number:    (404) 321-1192



Title of each class                      Name of each exchange on
to be so registered                      which each class to
                                             be registered
      None
------------------------                ---------------------------

           Securities to be registered under Section 12(g) of the Act:

                        (Common Stock, $.0001 par value)
                        --------------------------------
                                (Title of class)

Copies of Communications Sent to:

                              Mintmire & Associates
                              265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480;
                              Tel: (561) 832-5696

                                     Part I

Item 1. Description of Business.

     (a) Business Development.

     Orange Productions, Inc. (hereinafter referred to as the "Company" or "OPI") was organized under the laws of the State of Florida on May 20, 1998. The Company was organized by Mr. Sam Peroulas, the executive officer and director of the Company, for the purpose of engaging in graphic arts services to various consumer groups. The Company's executive offices are presently located at 222 Lakeview Avenue, Suite 113, West Palm Beach, Florida 33401 and its telephone number is (404) 321-1192.

               The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on the Company's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

    The Company generally has been inactive, having conducted no business operations except organizational and fund raising activities since its inception. OPI received gross proceeds in the amount of $20,175 from the sale of a total of 403,500 shares of common stock, $.0001 per value per share (the "Common Stock"), in an offering conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504"). This offering was made in the State of Georgia and the State of Florida. The Company undertook its offering of shares of Common Stock pursuant to Rule 504 on May, 1998. While no offering memorandum was used in connection with these offerings, the business plan of the Company, which was disclosed to each prospective investor, was to provide for graphic arts services to various consumer groups. Neither Georgia nor Florida required a disclosure document under the terms of the exemption under which these offerings were made.

    There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements or arrangements.

    The Company intends to offer additional securities under Rule 506 of Regulation D under the Act ("Rule 506) to fund its short and medium term expansion plans. (See Part I, Item 1.
"Description of Business - (b) Business of Issuer.")

    See (b) "Business of Issuer" immediately below for a description of the Company's proposed business. As of the date hereof, the Company has no temporary staff or clients for its contemplated operations.

(b) Business of Issuer.

General

    Since its inception, the Company has conducted no business operations except for organizational activities and an offering of Common Stock pursuant to which it has received gross offering proceeds in the amount of $20,175. Further, the Company has had no employees since its organization. It is anticipated that the Company's sole executive officer and director will receive a reasonable salary for services as executive officer at such time as the Company commences business operations. (See Part I, Item 6. "Executive Compensation.") This individual will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.")

    The following discussion of the graphic arts services market, as it relates to the Company's medium and long term business objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence operations and, in addition thereto, is able to generate significant profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue in business and/or fund the anticipated growth, assuming OPI's proposed business is successful. There can be no assurance such financing can be obtained or that the Company's proposed business will be successful.(See Part I. Item 1.-" ( b) Business of Issuer - Risk Factors" )

    Mr. Peroulas decided to pursue the graphic arts services business via the Company because of the belief that his formal training, will enable him to develop a successful company which will have the advantages of, among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company. The time required to be devoted to manage the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. This time commitment on the part of Mr. Peroulas is expected to increase at such time, if ever, as OPI obtains sufficient funding with which to commence the search for business in the graphics art field. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors.")

     The Company will be dependent upon Mr. Peroulas to develop the client base with whom to arrange funding. Mr. Peroulas has extensive experience in the business and has managed his own business for the last two (2) years. While Mr. Peroulas has been successful in the past, there can be no assurance that he will be successful in building the client base necessary for the successful operation of the Company. (See Part I, Item 1. "Description of Business" (b) "Business of Issuer - Risk Factors", "Dependence on Management.")

    The Company intends to initially prospect graphic arts services to consumers in the Atlanta, Georgia area, then enlarging to the entire State of Georgia and thereafter in selected areas nationwide. The Company plans to be able to provide a full spectrum of services for its clients. Graphic arts work will be made available to newspapers and magazines as well as publishing and printing to individual consumers.

     In its initial phase, the Company will operate out of the facility provided by Mr. Peroulas. Mr. Peroulas will begin by finding clients for the Company. In the event the Company requires additional capital during this phase, Mr. Peroulas has committed to fund the operation until such time as additional capital is available. This verbal commitment by Mr. Peroulas is to fund administrative costs of the business including the cost of '34 Act compliance.

    Due to the limited capital available to the Company, the principal risks during this phase are that the Company is dependent upon Mr. Peroulas' efforts, and that the Company will not be able to establish a sufficiently profitable client base to establish the business. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors", "Dependence on Management")

    To implement the initial plan, the Company intends to initiate a self-directed private placement under Rule 506 in order to raise an additional $100,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals in the Atlanta, Georgia area and pay administrative operating costs for a period of six (6) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of six(6) to nine (9) months.

    Even if the Company is successful at raising this additional money, there can be no assurance that the implementation of the expansion of the initial plan will increase the number of potential customers. By expanding, the Company may face unforeseen costs associated with entry into the business. The Company still will be largely dependent upon Mr. Peroulas to find suitable clients on a profitable and timely basis. Additionally, Mr. Peroulas may have a conflict between the time demands of an expanding business and the time requirements of his existing business. Although the Company believes $100,000 is sufficient to cover operations for the projected period, there can be no assurance that such funding can cover the additional risks associated with expansion. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors", "Conflict of Interest.")

    If the Company is able to generate enough revenue during the initial phase to support the business in the Atlanta, Georgia, in the medium term, the Company plans to open one (1) additional office each quarter until such time as it has four (4) offices operating. The Company anticipates approximately $500,000 in revenues will be necessary to justify the four (4) additional office openings. The Company intends to open the first expansion office outside Atlanta, Georgia, in other metropolitan areas in Georgia, since Mr. Peroulas is familiar with the business environment there. The Company anticipates that it will require an additional $100,000 to fund one (1) year of operations at this second location, acquisition of office space, equipment and wages for clerical staff. The Company also believes that Mr. Peroulas will be capable of managing the Atlanta, Georgia, operation at this time, while a third party will oversee any new location. To fund the expansion, the Company intends to initiate another self-directed Rule 506 offering to raise $100,000. If the Company is not successful in raising such additional funds, the Company believes that it will not be able to operate a second location without creating a financial drain on the first location. Even if it is successful, there can be no assurance that the Company will achieve any acceptance in the Atlanta, Georgia, marketplace and may not establish a sufficient client base to make the venture viable.

    During the first quarter in which the second location office is operating, the Company intends to seek funding through an additional Rule 506 offering, seeking an additional $300,000. Such funds will be utilized to open the third and fourth offices during the next two quarters. While office space, clerical help, equipment costs and operations for a one (1) year period are not anticipated to exceed $100,000, the Company believes Mr. Peroulas should be placed on an annual salary and that advertising and promotional costs must be increased in order to increase the accessability to a broader range of potential clients. Also, in order to be competitive with others, the Company must implement an employee benefit program. The Company believes that the additional $100,000 of the planned offering should be sufficient to cover these increased costs. The Company plans to open its third and fourth offices immediately contiguous to Atlanta, Georgia. The Company believes that by covering these contiguous counties in Georgia, that it will have access to a broader range of potential clients. Further, it believes that operations in the contiguous counties and in Atlanta, Georgia, will lead to economies of scale which will increase the potential profitability of the Company. Areas in which the Company believes it will have the benefit of the greatest economies of scale are advertising, expenses and the availability of a larger market.

    The principal risks of these expanded operations would be unforeseen costs associated with entry into the expanded market, increased costs associated with a larger geographic area of coverage, and additional clerical employee related claims associated with a larger support staff, inability to establish a presence in the expanded market place, increased competition and increased risk associated with the lapse between costs associated with the additional locations and the receipt of the stream of cash flows related to each location. Should the Company incur any large liabilities because of its operations, which risk increases as the Company's geographic coverage expands, such liabilities could have a substantially detrimental affect upon the Company's financial condition. Further, should the Company be unable to secure the financing required for the additional expansion, the anticipated revenues from a reduced operation, while potentially able to meet the operating needs of the Company, would impede the likelihood of incremental revenue increases necessary for the long term financial success of the Company. (See Part I, Item 1. "Description of Business
- (b) Business of Issuer - Risk Factors", "Need to Re-Sell Acquired Receivable in Secondary Markets", "Lack of Working Capital Funding Source.")

    The Company plans to monitor closely its medium term operations for approximately one (1) year. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - "Business Strategy.") If it has been successful in securing the necessary financing and if each of the operations is capable of sustaining itself, the Company intends to seek additional financing through the offering of additional equity securities of Rule 506, conventional bank financing, small business administration financing, venture capital or the private placement of corporate debt for a total of approximately $1,000,000. There can be no assurance that any of these financing sources will be available to the Company. If the Company plan to seek additional financing is successful, the Company intends to open additional offices which compliment the Atlanta, Georgia and contiguous operations, and to add a regional manager to oversee these additional operations. The Company believes that such expansion will achieve similar economies of scale as those which are anticipated by the initial locations. Further, the Company believes that such expansion will place the Company in a position to be a major force in the industry in the State of Georgia. If such expansion is implemented, Mr. Peroulas believes that they will be able to oversee the operation with the addition of the manager.

    The Company has not sought as of yet any debt financing since it believes that any qualified venture capital firm will not loan any funds to the Company until such time as it is fully reporting and has completed at least two years of profitable operations. Once it has met their criteria, the Company intends to seek out funds from licensed venture capital firms and to negotiate terms which will fit the financial capabilities of the Company. Since the Company does not intend to seek debt financing until such time as it has several locations operating successfully, it believes that it can negotiate appropriate placement and repayment terms for such borrowings. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the expanded operations. However, in the event the Company did receive debt financing and in the event the Company is not successful in sustaining operations or meeting such debt and defaulted in its payments on the debt, then such debt financing would result in foreclosure upon the Company's assets to the detriment of its shareholders.

    Although the Company is authorized to borrow funds, as discussed, it does not intend to do so until such time as it has been operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's promoters(if any), management (except as reasonable salaries, benefits and out of pocket expenses) or their respective affiliates or associates, if any. The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest. Existing conflict of interest provisions are set forth in the Amended Articles of Incorporation for the Company. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company.

     There  are  no   arrangements,   agreements   or   understandings   between
non-management   shareholders   and   management   under  which   non-management
shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

    In the event the Company is successful in securing the additional financing for its long term expansion, it plans to seek acquisitions of qualified companies which the Company believes will compliment its overall strategy inside and outside of the State of Georgia. The Company will seek acquisitions of related companies and expand its operations to eventually encompass the entire United States. At such time as the Company enters the market outside the State of Georgia, the Company will be required to comply with applicable state regulations regarding such entities. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Industry Regulations - ;and (b) "Business of Issuer - Risk Factors", Governmental Regulation and Litigation")

    Such increased expansion may increase greatly the risks associated with the Company's operations. The Company will continue to be dependent upon obtaining a sufficient client base which possesses an appropriate number of consumer contracts. Increased operations and expansion into other geographic areas expose the Company to the potential of unfavorable interpretation of government regulations. In addition, the larger the geographic market, the greater the chance of increased support staff costs. Furthermore, expansion will expose the Company to competition from larger and more established firms, many of whom have greater resources than the Company. The Company anticipates that revenues from such expanded operations may result in greater revenue fluctuations as a result of seasonal variations in the market and the Company's support staffing needs. Also, the Company will be required to pay wages to a larger support staff while still experiencing 30 to 45 day delays in direct payments received from the new receivables. In addition, with expansion and implementation of an employee benefit plan which is necessary in order to be competitive for qualified employees, in the event such plan were to be disallowed, loss of qualified status could have an adverse effect upon the Company. Finally, as a larger Company, it could face possible adverse affects from fluctuations in the general economy and business of its clients. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors", "Competition", "Sensitivity to Interest Rates.")

    Another avenue available to the Company to aid its ability to expand is to seek a reverse merger with a larger, public company. While the Company has no present intention to seek such a merger, in the event that an appropriate vehicle were to become known to the Company, the Board of OPI would evaluate the relative risks and merits of such a merger to the overall plans for the Company. The Company may also seek to expand by acquisitions of unrelated companies which engage in related services.

    As a reporting company the Company is required to file quarterly reports on Form 10-QSB and annually on Form 10-KSB and in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants, upon the occurrence of other events which may be pertinent to the security holders, and after certain resignations of directors. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

Business Strategy

    The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan (of which there is no assurance), is to provide graphic arts services to consumers. The Company's primary revenues will be based upon sales of graphic arts services to the consuming public. The Company's revenues are dependent on the number of consumers who will purchase its services, the percentage of non-performing receivables when such services are financed by the Company and the number of bulk purchases that the Company is able to successfully generate to commercial accounts.

     Company's primary direct costs will be (i) salaries to Mr. Peroulas (payroll cost), (ii) marketing and sales related costs, (iii) employment related taxes and (iii) health benefits. (See Part I, Item 1, "Description of Business,") Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Georgia unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage, vision care, disability insurance and employee assistance plans.

    The Company's gross profit margin will be determined in part by its ability to minimize and control operating costs, maximize its market penetration as to graphic arts services sales to the consuming public; being able to provide reliable direct financing to individual and commercial consumers who are high quality credit risks; and, how successful the Company will be in receivable financing.

    The Company's objective is to become a dominant provider of graphic arts services first in a select geographic area, beginning in Georgia, and then to contiguous counties in Georgia and, thereafter into selected areas nationwide. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) provide a comprehensive package of graphic arts services to both commercial clients and individuals and, (ii) focus on the Atlanta, Georgia, market which the Company believes has high growth opportunities.

    Management expects in the event OPI achieves commercial success initially to increase the Company's market penetration through internal expansion and thereafter through selected acquisitions. Such acquisitions could include companies related thereto. Management believes that due to the present economic environment, expansion into markets beyond the State of Georgia could be especially attractive because it is believed that the internal structuring of a successful operation in Georgia can be replicated in other select geographic areas with strong growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that OPI, even if it is successful in establishing a presence in its targeted market, will be able to profitably penetrate these additional markets.

Management

    Mr. Peroulas has been managing his own company in the industry for approximately the past two years (2). Under Mr. Peroulas' direction, the Company plans to offer clients a full array of graphic arts services. Mr. Peroulas will direct his existing graphic arts business to the Company while continuing to fund his personal needs through his consulting activities as a microbiologist. An ongoing project for a current employer is now anticipated to be completed in November 1999 and Mr. Peroulas will devote more time to the business of the Company thereafter and will not undertake additional work for that employer. It is anticipated, and subject to the availability of additional funding, that the Company will employ a manager, additional clerical support and an accountant.


    The Company believes that its initial success will be due in part to the familiarity of Mr. Peroulas with the business. He will visit clients and prospective clients on a regular schedule to allow for sales development of the Company's services and to permit strong business relationships to develop. To maintain client satisfaction, Mr. Peroulas will pursue a pro-active approach with prospective and existing clients to anticipate their needs.

    Management is unable at this time to forecast with any degree of certainty the acceptance of the Company's services or the expenses of doing business; however, OPI intends to aggressively market its programs in the Company's target markets.

Sales and Marketing

    The Company plans to market its service and programs through a combination of marketing channels including direct sales, franchises and strategic alliances. The Company believes that this multi-channel approach will allow the Company to quickly acquire a critical mass of customers, penetrate a pool of business and commercial clients, develop regional awareness and ultimately become a market leader in the provision of graphic arts services. Of the three marketing channels intended to be employed by the Company, direct sales is recognized as the most common in the industry; furthermore, strategic alliances have often been used. In addition, franchising is an often used means whereby a company can further expand its revenue stream not only in obtaining additional outlets for its services and sales but also by the receipt of franchise revenues. In addition, another benefit to franchising has been the further recognition of a company's brand-name in the marketplace by consumers. Nevertheless, there can be no assurance that any of these techniques will be used or will be successful. The Company intends to compete, assuming that it is successful in obtaining sufficient financing, with other companies in its target markets who are currently providing programs.

    The Company anticipates that its initial marketing efforts will be in the area of direct sales. Good quality presentations and professional follow-up with consumers will be essential to the Company's success. Initially, Mr. Peroulas will secure the Company's client base. However, the Company anticipates that it will employ qualified sales personnel to establish new customer accounts. The Company believes that by employing its own sales personnel it will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based upon a client's use of the Company's programs. This commission based compensation program will reduce overhead costs for the Company.

    The Company's ability to develop markets through the efforts of Mr. Peroulas and, eventually a sales force is, of course dependent upon management's ability to obtain necessary financing, of which there can be no assurance. Assuming the availability of adequate funding, OPI intends to stay abreast of changes in the marketplace by ensuring that it remain in the field where clients and competitors can be observed firsthand.

    The Company will attempt to maintain diversity within its client base in order to decrease its exposure to downturns or volatility in any particular industry. As part of this client selection strategy, the Company intends to offer its services to those clients which have a reputation for reputable dealings and, eliminating clients that it believes present a higher credit risk. Where feasible, the Company will evaluate beforehand each client for their creditworthiness.

Competition

    Graphic Arts Services involve the simple printing of stationary to the major production of highly visible publication such as a magazine and newspaper. The Company is expected to experience intense competition in the graphic arts publishing and printing business both on an a consumer market basis and on a commercial account basis. There are a number of smaller companies as well as larger established companies that compete for graphic arts services in the Atlanta, Georgia, market. Many of the larger companies are better capitalized that the Company and/or have greater personnel resources and technical expertise. Some of the principal companies in the graphic arts business with whom the Company can expect to compete include but are not limited to the following: Western Publishing Company, Inc., Greenwich Work Shop, Haddly House and Lighthouse Publishing. In view of the Company's extremely limited financial resources, the Company will be at a significant competitive disadvantage as compared to the Company's competitors.

Industry Regulation

Overview

        As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Seasonality

        The Company believes that its results of operations will not be impacted by any seasonal fluctuations either in the general economy or with regard to general seasonal climactic changes.

Employees and Consultants

        The Company has had no employees since its organization. In addition, Mr. Peroulas, (the Company's sole executive officer and director), has served in those positions without compensation through the date hereof. Mr. Peroulas was compensated, in the form of restricted common stock for management services relating to the formation of the Company and for financial consulting services.

        The Company has not realized significant revenues since its inception due to the fact that its key executive, Mr. Peroulas, has committed to complete a project with his current employer which is scheduled for completion in August 1999. Upon finishing his product, Mr. Peroulas will pursue the graphic arts services business because of the belief that his prior formal business training, when combined with his years of experience in the industry, will enable him to develop a successful company which will have the advantages of among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company.

     The Company will be dependent upon Mr. Peroulas to develop the client base. Mr. Peroulas has many years of experience in business and has managed his own business for several years. The Company plans to use to its advantage Mr. Peroulas' reputation in the industry. Mr. Peroulas will direct his existing graphic arts business to the Company while continuing to fund his personal needs through his consulting activities as a microbiologist. An ongoing project for a current employer is now anticipated to be completed in November 1999 and Mr. Peroulas will devote more time to the business of the Company thereafter and will not undertake additional work for that employer. Nevertheless, while Mr. Peroulas has been successful in the past, there can be no assurance that he will be successful in building the client base and client solicitation program necessary for the successful operation of the Company.

Facilities

        The Company maintains its office rent free at the residence of Mr. Sam Peroulas, the sole Officer and Director of the Company, at 222 Lakeview Avenue, Suite 113, West Palm Beach, Florida 33401. Its telephone number is (404) 321-1192. The Company anticipates that it will have continued use of this office on a rent-free basis for the foreseeable future and that this arrangement will be adequate for the Company's needs while it is in the development stage. Assuming that OPI obtains the necessary additional financing and is successful in implementing its business plan, no assurance of which can be made, the Company will require its own commercial facility in Atlanta, Georgia. In such event, management believes that OPI would be able to locate adequate facilities at reasonable rental rates in Atlanta, Georgia, suitable for its future needs.

Risk Factors

        Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

        1. Development Stage Company. OPI was only recently organized on May 20, 1998, and accordingly, is in the early form of development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on establishing a client base. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for the Company to find a niche in the industry. There are numerous competitors in Atlanta, Georgia, the contiguous areas and the remaining State of Georgia and nationwide, several of which are large public companies, which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

        2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since its inception, most of the time and resources of OPI's management have been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business is dependent upon the purchasing of services by consumers, which are not expected for the foreseeable future, and/or additional financing to enable the Company to continue in operation. There is no assurance that OPI will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the

Company's financial  statements will show an increasing net operating loss. (See
Part I, Item 1. "Description of Business.")

        3. Minimal Assets, Working Capital and Net Worth. As of February 28 , 1999, the Company's total assets in the amount of $20,177, consisted, principally, of paid-in capital of $20,340 less accrued expenses. As a result of its minimal assets, as of February 28, 1999, the Company has very minimal net worth presently. Further, OPI's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 1,650,500 shares of the Company's Common Stock to Mr. Sam Peroulas, executive officer and director of OPI, in consideration and exchange therefore for services in connection with the organization of OPI performed for the Company by him. During May, June and September, 1998, the Company received cash totaling $20,175.00 from the sale of 403,500 shares of Common Stock $0.05 per share(the "Common Stock") in an private placement conducted pursuant to an exemption from registration with the United States Securities and Exchange Commission contained in sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D promulgated thereunder. The offering was made in the State of Florida and Georgia. While no offering memorandum was used in connection with these offerings, the business plan of the Company, which was disclosed to each prospective investor, was to provide for graphic arts services to various consumer groups. Neither Georgia nor Florida required a disclosure document under the terms of the exemption under which these offerings were made. (See: Part I, Item 10.
"Recent Sales of Unregistered Securities").

               Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business")

        4. Need to Re-Sell Acquired Receivable in the Secondary Markets. The Company has minimal working capital therefore it will be critical that any and all cash resources utilized by the Company be maximized. The Company will bundle together its receivables, the size of which will be determined by the quality of receivables, for the purpose of re-selling them in a public and/or private offering for purchase by an institutional investor and/or an individual. This reselling will restore working capital to the Company with which it can put back to work to finance future operations. There is no assurance, however, that the Company will be successful in its efforts to resell these "bundled" securities in the secondary market and may, if unsuccessful, be limited in its attempt to become a viable company.

        5. Need for Additional Capital: Going Concern Qualification Expressed by Auditor. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of six (6)to nine(9)months from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. OPI's independent certified public accountant, Durland & Company, P.P.A.'s, has expressed this as a "going concern" qualification on the Company's financial statements. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, OPI may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of a clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business. OPI has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed.

        6. Dependence on Management: The possible success of the Company is expected to be largely dependent on the continued services of Mr. Sam Peroulas. Virtually all decisions concerning the clients to contact, the type of services to promote and direct marketing material to disseminate and the establishment of a client profile database by the Company will be made or significantly influenced by Mr. Peroulas. He is presently serving as manager of his own company and is required to devote a significant amount of time to the conduct of that company's business. Mr. Peroulas is expected to devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers of OPI. The loss of the services of Mr. Peroulas would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the life of, and has no employment contract or other agreement with Mr. Peroulas.

        7. No Client Base. The Company was only recently organized. While OPI intends to engage in the business of providing of graphic arts services the Company currently has no clients. Further, the very limited funding currently available to the Company will not permit it to commence business operations in the industry except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for OPI to continue in business after the expiration of the next six(6)to nine(9)months, will be available. The Company has no clients presently and there can be no assurance that it will be successful in obtaining clients in its initial prospective marketing area encompassing Atlanta, Georgia. OPI does not expect to have long-term contracts with any clients; thus, management believes that the Company must, in order to survive, ultimately obtain the loyalty of a large volume of clients. The Company could be expected to experience substantial difficulty in attracting the high volume of clients in the prospective target market which would enable OPI to achieve commercial viability. The Company will be dependent upon Mr. Sam Peroulas, who has approximately two (2) years of experience in the industry. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer Business Strategy; and - Sales and Marketing.")

        8. High Risks and Unforeseen Costs Associated with OPI's Entry into the Graphic Arts Services Industry. There can be no assurance that the costs for the establishment of a client base or for the obtaining of a substantial volume of services directly with consumers by OPI will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by OPI without development of a commercially viable business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in client confidence could in the futurehave, an adverse affect on client ability to deliver services which in turn could adversely affect the Company's business. Additionally, competitive pressures and changes in client mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that OPI will be capable of establishing itself in a commercially viable position in local, state and nationwide part of the industry. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer", and "Seasonality.")

        9. Conflict of Interest. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's executive officer and director in other business entities and transactions. Mr. Peroulas is the President and manager of his own company which in part contracts for graphic arts services and which by virtue of his relation to the Company is an affiliate of the Company. Mr. Peroulas will divide his time and effort between the Company, his existing employment and his other business obligations. Accordingly, Mr. Peroulas may become subject to direct conflicts of interest and the corporate opportunities doctrine with respect to business opportunities in the business which come to his attention. The Company's Amended Articles of Incorporation provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to the Company.

        Because of the existing and/or potential future associations of the Company's executive officer and director in various capacities with other firms involved in a range of business activities and because of the limited or minimal amount of time and effort which is expected to be devoted to the Company, there are existing and potential conflicts of interest in his acting as executive officer and director of the Company. The executive officer or the director of the Company will be unable to devote a significant amount of time or effort to the business and affairs of the Company because of his simultaneous participation in, employment by and/or commitments to another firm involved in a range of business activities. Conflicts of interest and transactions which are not at arm's-length may arise in the future because the Company's executive officer and/or director is involved in the management of a company which transacts business, or competes directly with, the Company. (See Part I, Item 1. "Description of Business," (b) Business of Issuer - General.")

        10. Ability to Grow. The Company expects to grow through internal growth, by granting franchises and through acquisitions. The Company plans to expand its business from its current location and by entry into other markets. There can be no assurance that the Company will be able to create a market presence, or if such market presence is created, to profitably expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of an increasingly competitive industry. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified personnel.

        The Company also plans to expand its business, in part, through acquisitions primarily of independently owned and operated businesses. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

        Franchise growth poses the additional risk of the inability of the Company to control the quality of services provided by its franchise associates. Moreover, the failure of any franchise associate to pay royalties due to the Company could have a material adverse effect on the Company's financial condition and results of operations (See Part I, Item 1. "Description of Business (b) "Business Strategy.")

        At such time as the Company enters into franchise agreements, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the franchisees. Generally, franchiser liability for the acts or inactions of its franchisees are based on agency concepts. The Company intends for its franchise agreements to state that the parties are not agents and that the franchisees control the day-to-day operations of their businesses. Furthermore, it is intended that the franchise agreements will require the franchisees to undertake certain efforts to inform the public that they are not agents of the Company and that they are independently owned and operated. Moreover, the Company will take certain additional steps to insulate its potential liability based on claims from the franchisee's conduct including requiring the franchisees to indemnify the franchiser for such claims and mandating that the franchisees carry certain insurance coverage naming the Company as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against the Company, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

        11. Competition. The market for graphic art services is highly competitive. The Company's competitors include local, regional and national companies, many of which are larger and have greater financial and marketing resources than the Company. In addition, many of the Company's competitors have significantly greater name recognition as well as greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future. (See
Part I. Item 1."Description of Business," (b) "Business of Issuer-Competition.")

        12. Lack of Working Capital Funding Source. The Company expects to receive payments on its receivables on a timely basis. However, the nature of the sub-prime lending market will require that the Company plan for a reserve to be held for non-performing receivables. In the event that such reserve for non-performing receivables increases substantially the Company's working capital will be negatively impacted directly impairing operations. In addition, as new offices are established or acquired, or as the existing office is expanded, there will be increasing requirements for cash to fund the Company's plans for expansion. The Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

        13. Absence of Public Market for Shares. The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Act. There is no public market for the shares of Common Stock and no assurance that one will develop. Of such shares, 403,500 thereof are "free-trading" because of their issuance to persons unaffiliated with OPI pursuant to an exemption from registration provided by Rule 504 of Regulation D promulgated under Section 3(b) of the Act. Rule 504 expressly provides that such shares may be issued without restrictive legend and as such are free-trading. The balance of 1,650,500 of such shares are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities, for a period of one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one percent of the Company's then outstanding securities. Non-affiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restrictions. Resales of the free-trading shares of Common Stock by "affiliates, control persons and/or underwriters" of OPI, as those terms are defined in the Act, will be subject to the volume limitations, described in paragraph (e) of Rule 144. Any transfer or resale of the shares of OPI's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 1,650,500 shares of the Company's Common Stock became available for resale under Rule 144 commencing on May 20, 1999. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales also might impede future financing by the Company. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

        14. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

        15. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

        16. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers.")

        17. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock. $.0001 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

        18. No Secondary Trading Exemption. In the event a market develops in the Company's shares, of which there can be no assurance, secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

        19. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of Common Stock of the Company, of which there can be no assurance, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The Securities and Exchange Commission has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations

        Since its inception, the Company has conducted minimal business operations except for organizational and capital raising activities. The Company has not realized any revenues since its inception due to the fact that its key executive, Mr. Peroulas has committed to complete a project in his current employment which is scheduled for completion in August 1999. As a result, from inception (May 20, 1998) through February 1999 the Company has realized only interest income of $184.00. Total Company operations and operating expenses as of February 28, 1999 were $8,847. Such operating expenses are primarily an initial starting cost consisting of legal, accounting and administrative costs. The Company proposes to engage in providing graphic arts services to individual and commercial consumers.

        If the Company is unable to generate sufficient revenue from operations to implement its expansion plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of business revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for fund raising and payment of administrative costs for the next approximately six (6) to nine (9) months without raising funds via debt and/or equity financing or from third party funding sources. The Company anticipates the need for a minimum of $500,000 in business revenues in the next twelve (12) months to satisfy cash requirements for operating a maximum of four (4) locations. Accordingly, management expects that it will be necessary for OPI to raise additional funds in the next six(6) months, if only a minimal level of revenue is generated in accordance with management's expectations.

         Mr. Peroulas, at least initially, will be solely responsible for developing OPI's business. However, at such time, if ever, as sufficient operating capital becomes available, management expects to employ additional staffing and marketing personnel. In addition, the Company expects to continuously engage in market research in order to monitor new market trends, seasonality factors and other critical information deemed relevant to OPI's business.

        In addition, at least initially, the Company intends to operate out of the home of Mr. Peroulas. Thus, it is not anticipated that OPI will lease or purchase office space or computer equipment in the foreseeable future. OPI may in the future establish its own facilities and/or acquire computer equipment if the necessary capital becomes available; however, the Company's financial condition does not permit management to consider the acquisition of office space or equipment at this time.

Financial Condition, Capital Resources and Liquidity

        At February 28, 1999, the Company had assets totaling $20,177 and liabilities of $8,500 attributable to accrued professional fees and organizational expenses. Since the Company's inception, it has received $20,175 in cash contributed as consideration for the issuance of shares of Common Stock.

     OPI's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 1,650,500 shares of the Company's Common Stock to Mr. Sam Peroulas, executive officer and director of OPI, for the fair value of services rendered on behalf of the Company. During May, June & September, 1998, the Company issued and sold an aggregate of 403,500 shares of Common Stock to Georgia and Florida residents for cash consideration totaling $20,175. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, Section 10-5-9(13) of the Georgia Code and Section 517.061(11) of the Florida Code. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business"; See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Managers0" and
Part I, Item 7. "Certain Relationships and Related Transactions.")

        The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of the facility provided by Mr. Peroulas. Mr. Peroulas will begin by finding clients for the Company. To attract clients, Mr. Peroulas will visit potential clients in order to determine their business needs. The Company will place advertising in local area newspapers in Atlanta, Georgia to directly solicit prospective customers. In the event the Company requires additional capital during this phase, Mr. Peroulas has committed to fund the operation until such time as additional capital is available. The Company believes that it will require six
(6) to nine (9) months in order to determine the market demand potential.

        The ability of the Company to continue as a going concern is dependent upon its ability to obtain clients who will utilize the Company's programs and whether the Company can attract an adequate number of direct clients. The Company believes that in order to be able to expand its initial operations, it must rent offices in Atlanta, Georgia, hire clerical staff and acquire through purchase or lease computer and office equipment to maintain accurate financial accounting and client data. The Company believes that there is adequate and affordable rental space available in Atlanta, Georgia and sufficiently trained personnel to provide such clerical services at affordable rates. Further, the Company believes that the type of equipment necessary for the operation is readily accessible at competitive rates. Such costs for a ninety (90) day period are estimated to approximate $7-8,000.

        To implement such plan, also during this initial phase, the Company intends to initiate a self- directed private placement under Rule 506 in order to raise an additional $100,000. The Company expects to accomplish its fund raising objective before January 1, 2000. No underwriters have been contacted and no known investors have been contacted with respect to such fund raising. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one (1) year. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of six (6) to nine(9) months.

 Net Operating Losses

        The Company has net operating loss carry-forwards of $8,663 expiring at February 28, 2019. The company has a $1,704 deferred tax asset resulting from the loss carry-forwards, for which it has established a 100% valuation allowance. Until the Company's current operations begin to produce earnings, it is unclear as to the ability of the Company to utilize such carry-forwards.

Year 2000 Compliance

        The Company is currently in the process of evaluating its information technology for Year 2000 compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance.

        The Company does not have any computer systems and does not anticipate use of any equipment other than a basic computer which will be Year 2000 compliant. Additional systems will consist of manual filing and handwritten records. Communications with vendors, suppliers, financial institutions and customers will be via telephone and mail, and worst case will be by personal contact. The Company does not anticipate future costs for Year 2000 compliance.

Forward-Looking Statements

        This Form 10-SB includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

        The "safe harbor" for forward looking information only applies to statements made by companies that are already subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act. Until such time as the Company is a reporting company, the safe harbor provisions do not apply to the Company.

Item 3. Description of Property:

        The Company's executive offices are located at 222 Lakeview Avenue, Suite 113, West Palm Beach, Florida 33401. Its telephone number is (404) 321-1192. The Company pays no rent for this space. The Company owns no real or personal property.

Item 4. Security Ownership of Certain Beneficial Owners and Managers

     The following table sets forth information as of February 28, 1999, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.
                                    Amount
Name and Address of                 Beneficially             Percent of
Beneficial Owner                    Owned                    Class (1)
    ----------------                -----                    ---------
Sam Peroulas   (2)(3)               1,650,500                 80.35 %
1506 Briarhill Lane NE
Atlanta, Georgia 30324

All Executive Officers, Directors   1,650,500                 80.35 %
-------------------
(1) Based upon 2,054,000 shares of the Company's Common Stock issued and outstanding as of February 28, 1999.

(2) Sole Executive and Director of the Company.


Item 5. Directors, Executive Officers, Promoters and Control Persons; Compliance

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                   Age          Position(s) with Company
------                 ---          ------------------------
Sam Peroulas           33           President, Secretary, Chief Executive
                                    Officer & Director

        Directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board. Mr. Peroulas will devote such time and effort to the business and affairs of the Company as may be necessary to perform his responsibilities as executive officer and/or director of the Company.

        Aside from the above officer and director, there are no other persons whose activities will be material to the operations of the Company at this time. Mr. Peroulas is the sole "promoter" of the Company as such term is defined under the Act.

Family Relationships

        There are no family relationships between or among the executive officer and director of the Company.

Business Experience

     Sam Peroulas has served as the sole Executive of the Company since its inception(May 20, 1998).

        Mr. Sam Peroulas has served since the Company's inception (May 20, 1997) as its sole executive officer and director. He attended Emory University from 1987 to 1991 where he received a BS in Biology and Philosophy as well as a minor in graphic arts design. Mr. Peroulas subsequently attended Georgia State University from 1993 to 1997 where he received an MS in Microbiology. Since 1997 Mr. Peroulas has been a Certified Microbiologist by the American Academy of Microbiology. Since 1991 to date (either full time or part time depending on school demands) Mr. Peroulas has consulted and free-lanced as a graphic artist and microbiologist. He has extensive experience in computer graphic modeling for biological application and brings key graphic art skills to the Company. His work as a graphic artist and specifically his work as a graphic arts microbiologist will attract both commercial and individual consumers in the field of microbiology and other areas.

Compliance with Section 16(a) of the Securities Exchange Act of 1934:

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Peroulas comprises all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, and has complied with Section 16(a) filing requirements applicable to him during the Company's fiscal year ended April 30, 1999 up to the third quarter ended January 31, 1999.

Item 6.  Executive Compensation:

     The Company, in consideration for various services performed for the Company, issued to Mr. Sam Peroulas, the Company's sole executive officer and/or director 1,650,500 shares of restricted common stock. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as OPI commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services in the positions of President/Treasurer, Executive Vice President and Secretary respectively, of the Company. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

        The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

Compensation of Directors

        The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

        On May 20, 1998, at inception, the Company issued 1,650,500 shares of restricted Common Stock to Mr. Sam Peroulas, the President and Treasurer of the Company and record and beneficial owner of approximately 80.35 % of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of OPI performed for the Company by him.

        At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings contemplated to implement continued expansion, for acquisitions and for properly approved employee compensation at such time as such plan is adopted. (See Part I, Item 1. "Description of Business
- (b) Business of Issuer.")

Item 8.  Description of Securities.

               The Company is authorized to issue 50,000,000 shares of Common Stock, $0.0001 par value. The issued and outstanding shares of Common Stock being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

               All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

        Preferred Stock

               The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company.

        Transfer Agent

     The company will serve as its transfer agent until it is eligible for quotation on the OTC: Bulletin Board.

        Certain Provision of Florida Law.

     Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Amended Articles of Incorporation of the Company specifically state that Section 607.0902 does not apply to control-share acquisitions of shares of the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     No matter was submitted during the Third Quarter of the fiscal year ended April 30, 1999, covered by this report to a vote of the Company's shareholders, through the solicitation of proxies or otherwise.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on May 20, 1998.

     (b) Holders.

     As of February 28, 1998, the Company had 19 shareholders of record of its 2,054,000 outstanding shares of Common Stock.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company

Item 3.  Changes In and Disagreements with Accountants

     Because the Company has been generally inactive since its inception, it has had no independent accountant until the retention in July 1998 of Durland and Company, CPA's, P.A., 340 Royal Palm Way, Suite 204, Palm Beach, Florida 33480. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Durland and Company, CPA's, P.A. through the date hereof.

Item 4.  Recent Sales of Unregistered Securities

     On May 20, 1998, the Company issued 1,650,500 shares of restricted Common Stock to Mr. Sam Peroulas, the President and Treasurer of the Company and record and beneficial owner of approximately 80.35% of the Company's outstanding Common Stock, in consideration and exchange therefore for services in connection with the organization of OPI performed for the Company by him.

     During May, June & September 1998, the Company issued and sold an aggregate of 403,500 shares of Common Stock to Georgia and Florida residents for cash consideration totaling $20,175.(60,000 shares to Fifteen (15) Georgia residents and 343,500 shares to four (4) Florida residents). No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, Section 10-5- 9(13) of the Georgia Code and Section 517.061(11) of the Florida Code.

        The facts relied upon the by the Company to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment Company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

        The facts relied upon to make the Georgia Exemption available include the following: (i) the aggregate number of persons purchasing the Company's stock during the 12 month period ending on the date of issuance did not exceed fifteen (15) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) each certificate contains a legend stating "These securities have been issued or sold in reliance of paragraph (13) of Code Section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such act or pursuant to an effective registration under such act"; and (iv) each purchaser executed a statement to the effect that the securities purchased have been purchased for investment purposes. Offerings made pursuant to this section of the Georgia Securities Act have no requirement for an offering memorandum or disclosure document.

        The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of OPI or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under
Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, Mr. Peroulas supplied such information and was available for such questioning.


Item 5.  Indemnification of Directors and Officers.

        Article X of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

        (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys'

fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

        (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

        (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

        (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

        (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

        (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

        (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

        The Company has no agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

        At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                           PART F/S

               The Financial Statements of OPI required by Item 310 of Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10- SB and are incorporated herein by this reference.

                                 INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report...............................................F-2

Balance Sheets.............................................................F-3

Statements of Loss.........................................................F-4

Statements of Changes in Stockholders' Equity..............................F-5

Statements of Cash Flows...................................................F-6

Notes to Financial Statements..............................................F-7

                          INDEPENDENT AUDITORS' REPORT

TO:     The Board of Directors
        Orange Productions, Inc.
        Palm Beach, Florida

We have audited the accompanying balance sheet of Orange Productions, Inc., a development stage enterprise, as of February 28, 1999 and the related statements of loss, changes in stockholders' equity and cash flows for the period from May 20, 1998 (Inception) through February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orange Productions, Inc. as of February 28, 1999 and the results of its operations and its cash flows for the period from May 20, 1998 (Inception) through February 28, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Durland & Company
Durland & Company, CPAs, P.A.
Palm Beach, Florida
April 9, 1999

                            Orange Productions, Inc.
                        (A Development Stage Enterprise)
                                 Balance Sheets


                                                                May 31, 1999    February 28, 1999
                                                                (unaudited)
                                                              ----------------- ---------------
                            ASSETS
CURRENT ASSETS

   Cash                                                       $         19,861  $        9,993
   Loan and accrued interest receivable                                      0          10,184
                                                              ----------------- ---------------

     Total current assets                                               19,861          20,177
                                                              ----------------- ---------------

Total Assets                                                  $         19,861  $       20,177
                                                              ================= ===============

             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accrued expenses                                           $          4,500  $        4,500
   Accrued expenses - related party                                      4,000           4,000
                                                              ----------------- ---------------

     Total current liabilities                                           8,500           8,500
                                                              ----------------- ---------------

Total Liabilities                                                        8,500           8,500
                                                              ----------------- ---------------

STOCKHOLDERS' EQUITY
 Preferred stock, $0.0001 par value, authorized 10,000,000
    shares: none issued                                                      0               0
   Common stock, $0.0001 par value, authorized 50,000,000
    shares: 2,054,000 issued and outstanding                               206             206
   Additional paid-in capital                                           20,134          20,134
   Deficit accumulated during the development stage                     (8,979)         (8,663)
                                                              ----------------- ---------------

     Total Stockholders' Equity                                         11,361          11,677
                                                              ----------------- ---------------

Total Liabilities and Stockholders' Equity                    $         19,861  $       20,177
                                                              ================= ===============









          The accompanying notes are an integral part of the financial statements.

                            Orange Productions, Inc.
                        (A Development Stage Enterprise)
                               Statements of Loss




                                                                                              From inception
                                                                                              (May 20, 1998)
                                                                                               through
                                             May 31, 1999    May 31, 1998   February 28, 1999 May 31, 1999
                                              (unaudited)     (unaudited)                     (unaudited)
                                            --------------- --------------- ----------------  ---------------

Revenues                                    $             0 $             0 $             0   $            0
                                            --------------- --------------- ----------------  ---------------

Expenses
  Bank charges                                            0               0              15               15
  Consulting fees - related party                         0               0           1,165            1,165
  Organization expenses                                 384             165             167              551
  Professional fees                                       0               0           4,500            4,500

  Professional fees - related party                       0               0           3,000            3,000
                                            --------------- --------------- ----------------  ---------------

    Total expenses                                      384             165           8,847            9,231
                                            --------------- --------------- ----------------  ---------------

Loss from operations                                   (384)           (165)         (8,847)          (9,231)

Other income (expense)
    Interest income                                      68               0             184              252
                                            --------------- --------------- ----------------  ---------------

Net loss                                    $          (316)$         (165) $        (8,663)  $       (8,979)
                                            =============== =============== ================  ===============

Net loss per weighted average share, basic  $        (.0002)$       (.0001) $         (.005)  $        (.005)
                                            =============== =============== ================  ===============

Weighted average number of shares           $     2,054,000 $     1,650,500 $     1,916,576   $    1,950,201
                                            =============== =============== ================  ===============





          The accompanying notes are an integral part of the financial statements.

                            Orange Productions, Inc.
                        (A Development Stage Enterprise)
                  Statements of Changes in Stockholders' Equity



                                                                                       Deficit
                                                                                       Accumulated
                                                                           Additional  During the   Total
                                             Number of  Preferred  Common   Paid-in    Development  Stockholders'
                                              Shares      Stock    Stock    Capital    Stage        Equity
                                             ---------  ---------- -------- ---------- -----------  -----------

BEGINNING BALANCE, May 20, 1998 (Inception)          0  $        0 $     0  $       0  $        0   $        0
     May 1998 - services ($0.0001/sh)        1,650,500           0     165          0           0          165
     May 1998 - cash ($0.05/sh)                  4,000           0       1        199           0          200
     June 1998  - cash ($0.05/sh)               56,000           0       6      2,794           0        2,800
     September 1998 - cash ($0.05/sh)          343,500           0      34     17,141           0       17,175

Net loss                                             0           0       0          0      (8,663)      (8,663)
                                             ---------  ----------- ------- ---------- -----------  -----------

BALANCE, February 28, 1999                   2,054,000  $        0  $  206  $  20,134  $   (8,663)  $   11,677
                                             ---------  ----------- ------- ---------- -----------  -----------
For the three months ended May 31, 1999
(Unaudited)

Net loss                                             0           0      0           0        (316)        (316)
                                             ---------  ----------- ------- ---------- -----------  -----------

BALANCE, May 31, 1999 (unaudited)            2,054,000  $        0  $ 206   $  20,134  $   (8,979)  $   11,361
                                             =========  =========== ======= ========== ===========  ===========






















          The accompanying notes are an integral part of the financial statements.

                            Orange Productions, Inc.
                        (A Development Stage Enterprise)
                            Statements of Cash Flows




                                                                                                    From inception
                                                                                                    (May 20, 1998)
                                                           May 31,       May 31,    February 28,      through
                                                             1999         1998          1999        May 31, 1999
                                                          (unaudited)  (unaudited)                  (unaudited)
                                                          ----------   -----------  --------------  -------------
CASH FLOWS FROM DEVELOPMENT ACTIVITIES:
Net loss                                                  $     (316)  $      (165) $     (8,663)        (8,979)
Adjustments to reconcile net loss to net cash used by
development activities:
       Stock issued in lieu of cash - related party                0           165          165             165
Changes in assets and liabilities                                  0             0            0               0
       Increase (decrease) in accrued interest receivable        184             0         (184)              0
       Increase in accrued expenses                                0             0        4,500           4,500
       Increase in accrued expenses - related party                0             0        4,000           4,000
                                                          ----------   -----------  ------------ ---------------
Net cash used by development activities                         (132)            0         (182)           (314)
                                                          ----------   -----------  ------------ ---------------

CASH FLOW FROM INVESTING ACTIVITIES:
  Increase in issuance of loan receivable                          0             0      (10,000)        (10,000)
  Proceeds from repayment of loan receivable                  10,000             0            0          10,000
                                                          ----------   -----------  ------------ ---------------
Net cash used by investing activities                         10,000             0      (10,000)              0
                                                          ----------   -----------  ------------ ---------------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from issuance of common stock                        0           200       20,175          20,175
                                                          ----------   ----------- ------------- ---------------

Net cash provided by financing activities                          0           200       20,175          20,175
                                                          ----------   ----------- ------------- ---------------

Net increase in cash                                           9,868           200        9,993          19,861

CASH, beginning of period                                      9,993             0            0               0
                                                          ----------   ----------- ------------ ---------------

CASH, end of period                                       $   19,861   $       200 $      9,993 $        19,861
                                                          ==========   =========== ============ ===============












          The accompanying notes are an integral part of the financial statements.

                            Orange Productions, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                    (Information with respect to the periods
                   ended May 31, 1999 and 1998 is unaudited)

(1) Summary of Significant Accounting Principles
      The Company Orange Productions, Inc. is a Florida chartered development stage corporation which conducts business from its headquarters in Palm Beach, Florida. The Company was incorporated on May 20, 1998, and has elected February 28 as its fiscal year end.

        The Company has not yet engaged in its expected operations. The Company's future operations will be to provide graphic art services to various consumer groups. Current activities include raising additional equity and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

        The financial statements have been prepared in conformity with generally accepted accounting principles. The financial statements for the three months ended May 31, 1999 and 1998 include all adjustments which in the opinion of management are necessary for fair presentation. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

        The following summarize the more significant accounting and reporting policies and practices of the Company:

        a) Start-up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

        b) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

(2) Loan Receivable The Company authorized a loan in the amount of $10,000 at the rate of 7% per year, payable on demand. Interest of $184 was accrued at February 28, 1999. The loan principal and accrued interest were paid in full during March 1999.

(3)     Stockholders'  Equity The Company has  authorized  50,000,000  shares of
        $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. The Company had 2,054,000 shares of common stock issued and outstanding at May 31, 1999. The Company, on May 20, 1998, issued 1,650,500 restricted, under Rule 144, founders shares to its Officers and Directors for the value of services rendered in connection with the organization of the Company. In May, 1998, the Company issued 4,000 shares at $0.05 per share for $200 in cash. In June 1998, the Company issued 56,000 shares of common stock at $0.05 per share for $2,800 in cash. In September 1998, the Company issued 343,500 shares at $0.05 per share for $17,175 in cash.

        The Company had no shares of preferred stock issued and outstanding at May 31, 1999.

(4) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carryforwards for income tax purposes of approximately $8,979, $8,663 expiring in 2019 and $316 expiring in 2020 .

        The amount recorded as deferred tax assets as of May 31, 1999 is $1,594, which represents the amount of tax benefit of the loss carryforward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

                            Orange Productions, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(5) Going Concern As shown in the accompanying financial statements, the Company incurred a net loss of $8,979 for the period from May 20, 1998 (Inception) through May 31, 1999. The ability of the Company to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.


(6) Related Parties
        Counsel to the Company indirectly owns 114,500 shares of the Company through the 100% sole ownership of the common stock of another company that has invested in the Company. The Company's President, Secretary, Treasurer and Director directly owns an 80.36% interest in the Company, consisting of 1,650,500 shares

        As of May 31, 1999 and February 28, 1999, the Company owed legal counsel for services performed during the year in the amount of $3,000, and owed the former Vice President and former Director of the Company $1,000 for consulting services rendered. These amounts are presented in Accrued expenses - related party.

(7) Recently Released Accounting Pronouncements There are no recently released Statements of Financial Accounting Standards, (SFAS), which, when adopted, will have an effect on the Company's financial statements or presentation thereof.

                                           Part III

Item 1.               Index to Exhibits


3(i).1 Articles of Incorporation of Orange Productions, Inc., effective May 20, 1998 (filed with original 10SB on 6/23/99)

3(ii).1        Bylaws of Orange Productions, Inc.
               (filed with original 10SB on 6/23/99)

27.1           Financial Data Schedule


                                   SIGNATURES
                                   ----------

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             ORANGE PRODUCTIONS, INC..
                                       (Registrant)



Date: 20 September 1999      /s/ Sam Peroulas
                              ------------------
                            Sam Peroulas, President

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


        Date              Signature                    Title
        ----              ---------                    -----

20 September 1999      By:/s/ Sam Peroulas             President & Director
                         -------------------
                          Sam Peroulas